UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On March 30, 2026, Fuzhou Golden Carnival Cultural Development Co., Ltd. (“Fuzhou Golden Carnival”), an indirectly wholly-owned subsidiary of Golden Heaven Group Holdings Ltd. (the “Company”), entered into three asset purchase agreements (collectively, the “Asset Purchase Agreements”) as purchaser with (i) Ganzhou Baocheng Cultural Tourism Development Co., Ltd. (“Ganzhou Baocheng”), (ii) Ningde Xiaopu Haoyu Amusement Co., Ltd. (“Haoyu Amusement”), and (iii) Fengcheng Namei Cultural Tourism Technology Co., Ltd. (“Namei Technology”), each as seller.

●	Pursuant to the Asset Purchase Agreement between Fuzhou Golden Carnival and Ganzhou Baocheng, Fuzhou Golden Carnival will purchase amusement park related assets owned from Ganzhou Baocheng, details of which are set forth in the agreement. The total purchase price is RMB45,567,838.04 and will be paid in full within five business days of the execution of the agreement.

●	Pursuant to the Asset Purchase Agreement between Fuzhou Golden Carnival and Haoyu Amusement, Fuzhou Golden Carnival will purchase amusement park related assets owned from Haoyu Amusement, details of which are set forth in the agreement. The total purchase price is RMB23,133,071.41 and will be paid in full within five business days of the execution of the agreement.

●	Pursuant to the Asset Purchase Agreement between Fuzhou Golden Carnival and Namei Technology, Fuzhou Golden Carnival will purchase all assets owned by Namei Technology, as detailed in the asset list in the agreement. The aggregate purchase price is RMB103,199,777.22 and will be paid in full within five business days of the execution of the agreement.

Each Asset Purchase Agreement contains customary representations, warranties and covenants regarding the ownership and condition of the assets, payment terms, asset delivery procedures and cooperation on registration and title changes. All fees and expenses related to the asset transfer and administrative fees are borne by Fuzhou Golden Carnival.

The foregoing summary is qualified in its entirety by the full text of the Asset Purchase Agreements. Copies of the English translations of the Asset Purchase Agreements with Ganzhou Baocheng, Haoyu Amusement, and Namei Technology are attached to this Form 6-K as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated by reference herein.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, and (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026.

Exhibit No.	Description
99.1	English Translation of Asset Purchase Agreement, dated March 30, 2026, by and between Fuzhou Golden Carnival Cultural Development Co., Ltd. and Ganzhou Baocheng Cultural Tourism Development Co., Ltd.
99.2	English Translation of Asset Purchase Agreement, dated March 30, 2026, by and between Fuzhou Golden Carnival Cultural Development Co., Ltd. and Ningde Xiaopu Haoyu Amusement Co., Ltd.
99.3	English Translation of Asset Purchase Agreement, dated March 30, 2026, by and between Fuzhou Golden Carnival Cultural Development Co., Ltd. and Fengcheng Namei Cultural Tourism Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: April 1, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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